September 16, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Valeria Franks
Rufus Decker
Alyssa Wall
Dietrich King

Re:	Amazon Holdco Inc.
Amendment No. 4 to Registration Statement on Form 10-12B
Filed September 13, 2024
File No. 001-42176

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-42176) (as amended to date, the “Registration Statement”) filed by Amazon Holdco Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Jacobs Solutions Inc. (“Jacobs”) has set the close of business on September 23, 2024 as the record date for the distribution by Jacobs of the shares of the Company’s common stock (the “Shares”) as contemplated by the Registration Statement. Jacobs and the Company would like for the Shares to commence trading on the New York Stock Exchange on a “when issued” basis on September 24, 2024. Accordingly, the Company hereby requests that the effectiveness of the Registration Statement be accelerated such that it be declared effective as of 4:00 p.m., Eastern Time, on September 18, 2024, or as soon thereafter as practicable, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Alan J. Fishman of Sullivan & Cromwell LLP, at (212) 558-4113, with written confirmation sent by email to fishmana@sullcrom.com and to the Company by mail, when practicable, to the address listed on the cover of the Registration Statement.

* * * * * *

Sincerely,

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer
Amazon Holdco Inc.

cc:	Justin C. Johnson, Jacobs Solutions Inc.

Priya Howell, Jacobs Solutions Inc.

Patrick S. Brown, Sullivan & Cromwell LLP

Alan J. Fishman, Sullivan & Cromwell LLP

Karessa L. Cain, Wachtell, Lipton, Rosen & Katz